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                                                                     Exhibit 3.5

                            CERTIFICATE OF AMENDMENT
                                     OF THE
                          CERTIFICATE OF INCORPORATION
                              OF NUMEX CORPORATION

                         (PURSUANT TO SECTION 228 OF THE
                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE)


The undersigned, Carmen Bastyr, Assistant Secretary, of Numex Corporation, a Delaware Corporation (hereafter called the "Corporation"), do hereby certify that the following amendment has been duly adopted by consent in writing of the holders of a majority of the issued and outstanding stock of this Corporation:


RESOLVED, that Article IV of this Corporation's Certificate of Incorporation be amended and rested in its entirety to read as follows:

                                   ARTICLE IV

         The total number of shares of capital stock which the Corporation has authority to issue is thirty million (30,000,000) shares, of which (i) twenty million (20,000,000) shares shall be designated Common Stock, having a par value of $0.10 per share, and (ii) ten million (10,000,000) shares shall be designated Preferred Stock having a par value of $1.00 per share. The Board of Directors shall have authority to fix by resolutions the designations and powers, voting rights, preferences, conversion and other rights and the qualifications, limitations or restrictions of such preferred stock, including the number of shares of any series, to the full extent permitted by the Delaware Corporations Law.


IN WITNESS WHEREOF, said Numex Corporation has caused this certificate to be signed by Carmen Bastyr, its Assistant Secretary, this 15th day of April 1996.



                                         By: /s/ Carmen Bastyr
                                             -----------------------------
                                             Carmen Bastyr
                                             Assistant Secretary